Exhibit 99.1

Quhuo Announces Second Quarter 2021 Unaudited Financial Results

BEIJING, China, August 25, 2021 — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Financial and Operational Highlights for the Second Quarter of 2021

•	Total revenues were RMB991.8 million (US$153.6 million), representing an 81.1% year-over-year increase.

•	Revenues from on-demand delivery solutions increased 74.1% year-over-year.

•	Revenues from mobility service solutions, consisting of shared-bike maintenance and ride hailing solutions, increased 336.9% year-over-year.

•	Revenues from housekeeping and accommodation solutions increased 56 times year-over-year and 67.2% quarter-over-quarter.

•	General and administrative expenses (excluding share-based compensation expenses), as a percentage of revenues, declined to 4.1% from 5.1% in the second quarter of 2020.

•	Adjusted EBITDA was RMB29.1 million (US$4.5 million), representing a significant improvement from adjusted EBITDA loss of RMB78.5 million in the first quarter of 2021.

•	Adjusted net income was RMB9.9 million (US$1.5 million), representing a significant improvement from adjusted net loss of RMB79.3 million in the first quarter of 2021.

•	The number of average monthly delivery orders was 45.0 million, representing an 85.2% year-over-year increase.

•	We provided services in 1,205 business circles across 139 cities nationwide in the second quarter of 2021, compared with 952 business circles across 75 cities in the same period in 2020.

Comment from Leslie Yu, Chairman and Chief Executive Officer of QUHUO: “We are pleased to report another strong quarter as total revenues grew by 81% year-over-year and almost reached milestone of RMB1 billion, thanks to strong demand for our services and our large workforce networks across the country. All three of our main business lines — on-demand delivery solutions, mobility service solutions, and housekeeping and accommodation solutions — cover the needs of people’s daily necessities, and saw robust growth momentum in the second quarter. At the same time, we achieved adjusted net income of RMB9.9 million, a significant improvement from the first quarter. These results reflect the economy of scale of our business model and strong execution of our multi-scenario deployment strategy. Looking ahead, we are strongly motivated by the tremendous growth opportunities as we rapidly scale our platform to meet growing demand in various service areas. We are fully committed to delivering long-term value and profitable growth for our shareholders.”

Unaudited Second Quarter 2021 Financial Results

Total revenues were RMB991.8 million (US$153.6 million), representing an increase of 81.1% year-over-year, primarily due to the rapid growth of our major business lines.

•

Revenues from on-demand delivery solutions were RMB942.2 million (US$145.9 million), representing an increase of 74.1% from RMB541.3 million in the second quarter of 2020, primarily due to the increase in delivery orders fulfilled as a result of the industry growth in the aftermath of COVID-19 and our continued penetration and expansion into new geographical markets.

•

Revenues from mobility service solutions, consisting of shared-bike maintenance and ride hailing solutions, were RMB25.7 million (US$4.0 million), representing an increase of 336.9% from RMB5.9 million in the second quarter of 2020, primarily due to our enlarged customer base and service scope in shared-bike maintenance solutions and the increase in the numbers of ride-hailing drivers on our platform.

•

Revenues from housekeeping and accommodation solutions were RMB21.8 million (US$3.4 million), representing a significant increase from RMB0.4 million in the second quarter of 2020. This was primarily due to our enlarged customer base for provision of housekeeping and accommodation solutions, including hotels and B&Bs, as part of the network synergy we achieved following the acquisition of Lailai and Chengtu Home.

Cost of revenues was RMB920.0 million (US$142.5 million), representing an increase of 88.8% year-over-year, primarily attributable to increased labor cost in line with our continuing business expansion.

General and administrative expenses were RMB84.7 million (US$13.1 million), representing an increase of 187.2% from RMB29.5 million in the second quarter of 2020. The increase was primarily due to the increases in (1) share-based compensation expenses from RMB 1.3 million in the second quarter of 2020 to RMB 44.4 million in the second quarter of 2021, and (2) professional service expenses. Excluding share-based compensation expenses, general and administrative expenses increased by 42.9% year-over-year and, as a percentage of revenues, declined to 4.1% from 5.1% in the second quarter of 2020.

Research and development expenses were RMB4.5 million (US$692,000), representing an increase of 63.6% from RMB2.7 million in the second quarter of 2020, primarily due to the increase in compensation for research and development personnel.

Operating loss was RMB14.7 million (US$2.3 million), compared to operating profit of RMB29.6 million in the second quarter of 2020. Excluding share-based compensation expenses, the adjusted operating profit was RMB29.7 million, compared to RMB30.9 million in the second quarter of 2020.

We recorded other loss, net, of RMB7.0 million (US$1.1 million), compared to other income, net, of RMB3.6 million in the second quarter of 2020, primarily due to the decrease in fair value change of investment in a mutual fund.

Income tax expense was RMB11.2 million (US$ 1.7 million), which remained relatively stable as compared to RMB11.5 million in the second quarter of 2020.

Net loss attributable to Quhuo Limited was RMB31.0 million (US$4.8 million), compared to net income of RMB20.7 million in the second quarter of 2020.

Adjusted EBITDA was RMB29.1 million (US$4.5 million), compared to adjusted EBITDA of RMB40.3 million in the second quarter of 2020.(1)

Adjusted net income was RMB9.9 million (US$1.5 million), compared to adjusted net income of RMB21.0 million in the second quarter of 2020.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of June 30, 2021, the Company had cash, short-term investments and restricted cash of RMB248.6 million (US$38.5 million) and short-term debt of RMB141.6 million (US$21.9 million).

Financial outlook

For the third quarter of 2021, the Company expects total revenues to be in the range of RMB1,100 million to RMB1,200 million, representing an increase of 43% to 56% year-over-year.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which is subject to change.

CONFERENCE CALL

Quhuo will hold a conference call on Wednesday, August 25, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3734964. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 9:59 a.m. U.S. Eastern Time on September 2, 2021 (9:59 p.m. Beijing/Hong Kong time on the same day):

United States:	+1-646-254-3697
International:	+61-2-8199-0299
China Domestic:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	3734964#

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income(loss) before income tax benefit(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net income/(loss)	19,680	(34,452)	(5,335)	(1,899)	(119,557)	(18,519)
Less: Share-based Compensation	(1,290)	(44,401)	(6,877)	(2,580)	(50,252)	(7,783)

Adjusted net income/(loss)	20,970	9,949	1,542	681	(69,305)	(10,736)

Less: Income tax expense	(11,518)	(11,201)	(1,735)	(14,436)	(3,854)	(597)
Depreciation	(2,640)	(1,992)	(309)	(4,113)	(3,818)	(591)
Amortization	(2,977)	(4,257)	(659)	(6,033)	(9,127)	(1,414)
Interest expense	(2,223)	(1,710)	(265)	(4,663)	(3,097)	(480)

Adjusted EBITDA	40,328	29,109	4,510	29,926	(49,409)	(7,654)

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.4566 to US$1.00, the rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	97,807	67,305	10,424
Restricted cash	5,948	7,802	1,208
Short-term investments	201,578	173,500	26,872
Accounts receivable, net	381,248	430,510	66,678
Prepayments and other current assets	45,462	48,939	7,580
Amounts due from related parties	2,940	—	—

Total current assets	734,983	728,056	112,762

Property and equipment, net	23,390	25,963	4,021
Intangible assets, net	111,990	128,743	19,940
Long-term investments	1,065	1,065	165
Right-of-use assets, net	32,534	7,933	1,229
Goodwill	118,724	118,724	18,388
Deferred tax assets	2,370	7,786	1,206
Other non-current assets	105,501	133,622	20,694

Total non-current assets	395,574	423,836	65,643

Total assets	1,130,557	1,151,892	178,405

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	268,939	289,369	44,818
Short-term lease liabilities	17,707	5,025	778
Accrued expenses and other current liabilities	105,744	136,104	21,079
Short-term debt	73,837	141,563	21,925

Total current liabilities	466,227	572,061	88,600

Deferred tax liabilities	727	—	—
Long-term debt	5,135	1,762	273
Long-term lease liabilities	14,623	1,980	307
Other non-current liabilities	41,014	44,786	6,936

Total non-current liabilities	61,499	48,528	7,516

Total liabilities	527,726	620,589	96,116

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	36	36	6
Additional paid-in capital	1,779,923	1,830,458	283,502
Accumulated deficit	(1,208,827)	(1,320,304)	(204,489)
Accumulated other comprehensive income	(14,843)	(16,623)	(2,575)

Total Quhuo Limited shareholders’ equity	556,289	493,567	76,444

Non-controlling interests	46,542	37,736	5,845

Total shareholders’ equity	602,831	531,303	82,289

Total liabilities and shareholders’ equity	1,130,557	1,151,892	178,405

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	547,577	991,830	153,615	940,195	1,838,326	284,720
Cost of revenues	(487,224)	(920,017)	(142,492)	(868,700)	(1,788,774)	(277,046)
General and administrative	(29,487)	(84,692)	(13,117)	(57,014)	(128,903)	(19,965)
Research and development	(2,732)	(4,470)	(692)	(5,317)	(9,181)	(1,422)
Gains on disposal of intangible assets, net	1,437	2,616	405	1,292	2,972	460

Operating income/(loss)	29,571	(14,733)	(2,281)	10,456	(85,560)	(13,253)

Interest income	254	207	32	515	377	58
Interest expense	(2,223)	(1,710)	(265)	(4,663)	(3,097)	(480)
Other income/(loss), net	3,601	(7,015)	(1,086)	6,930	(27,375)	(4,240)
Foreign exchange loss	(5)	—	—	(701)	(48)	(7)

Income/(Loss) before income tax	31,198	(23,251)	(3,600)	12,537	(115,703)	(17,922)
Income tax expense	(11,518)	(11,201)	(1,735)	(14,436)	(3,854)	(597)

Net income/(loss)	19,680	(34,452)	(5,335)	(1,899)	(119,557)	(18,519)

Net loss attributable to non-controlling interests	980	3,502	542	2,956	8,080	1,251

Net income/(loss) attributable to ordinary shareholders of Quhuo limited	20,660	(30,950)	(4,793)	1,057	(111,477)	(17,268)

Non-GAAP Financial Data
Adjusted net income/(loss)	20,970	9,949	1,542	681	(69,305)	(10,736)

Adjusted EBITDA	40,328	29,109	4,510	29,926	(49,409)	(7,654)

Earnings/(Loss) per share
Basic	0.53	(0.71)	(0.11)	0.03	(2.56)	(0.40)
Diluted	0.53	(0.71)	(0.11)	0.03	(2.56)	(0.40)
Net income/(loss) used in basic and diluted earnings/ (loss) per share calculation	20,660	(30,950)	(4,793)	1,057	(111,477)	(17,268)

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	14,972,760	43,631,893	43,631,893	14,972,760	43,467,334	43,467,334
Diluted	39,103,860	43,631,893	43,631,893	39,103,860	43,467,334	43,467,334